[Duke Energy Corporation Letterhead]

July 5, 2011

VIA EDGAR AND EMAIL

H. Christopher Owings, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Duke Energy Corporation Registration Statement on Form S-4 File No. 333-172899

Dear Mr. Owings:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Duke Energy Corporation (the “Registrant”) respectfully requests acceleration of effectiveness of the above-captioned Registration Statement so that it may become effective on Thursday, July 7, 2011 at 12:00 noon, Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request, the Registrant hereby acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Steven A. Rosenblum of Wachtell, Lipton, Rosen & Katz at (212) 403-1221. Thank you for your continued assistance.

[Signature on Following Page]

Securities and Exchange Commission

July 5, 2011

Very truly yours,

DUKE ENERGY CORPORATION

By:	/s/ David S. Maltz
David S. Maltz
Vice President, Legal and Assistant Corporate Secretary

cc:	John R. McArthur, Progress Energy, Inc.

James A. Jones, Hunton & Williams LLP

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz